UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson: Generative AI Strategy Update

London - 9th May 2023 - Pearson today updates on the generative AI enhancements in products across its portfolio. These enhancements, when combined with Pearson's unparalleled collection of high quality proprietary intellectual property assets, further strengthen the Company's position as a digital-first learning company focused on delivering an unmatched experience for the consumer across their lifetime of learning.

 Andy Bird, Pearson's Chief Executive, said:
"AI has played an important role across our product portfolio for many years. As generative AI develops, we expect it to create significant positive opportunities for Pearson, due to our unrivalled depth of content and data. Learners and educators place enormous trust in us so we have a responsibility to be thoughtful and considered in how we use this technology, whilst continuing to move at pace to enhance our products."

Pearson has adopted an AI strategy that will embed this technology across key products throughout the portfolio in a way that enhances the teaching and learning experience. With several projects well underway, Pearson is actively focused on the significant opportunities across the company, especially those using its trusted, proprietary, learning content.  The company has been working to embed generative AI across a number of key products:

Workforce Skills uses large language models to develop proprietary predictive algorithms which assess trends in demand for skills and occupations globally, and recommend career and learning pathways for consumers, enterprises and governments.

In Mastering and MyLab, generative AI tools specifically designed to support higher education faculty are under development for Fall Back-to-School. Additional student features are under development that use Pearson proprietary content to answer questions and guide users through their problem areas. These personalised features will operate in a secure environment, so users can trust that their question attempts are not shared, and data stays free from the noise and corruption of web based AI models.

In Pearson+, users will have access to a generative AI tool that automatically summarises the content of Channels videos in simple bullet points and auto generates quizzes and practice problems in the specific areas where they need more help and practice. The addition of these features is part of the ongoing strategy to build a broader base of Pearson+ users beyond higher education.

In English Language Learning, Pearson has developed AI based open response assessments. These give real time feedback on how to improve in writing and speaking based on the proprietary Global Scale of English. Additionally, a conversation AI tutor is in development to help with anytime, anywhere speaking practice.

Pearson has a unique range of assets, supporting a diverse business model, with expertise in assessments and qualifications, language learning, workforce skills, virtual learning and higher education. Businesses outside of higher education represent the majority of profits (80%).

On 28th April we reported a strong Q1 performance, with underlying sales growing 6%, underpinned by each division growing in line with or ahead of our expectations. Pearson+ continues to show strong performance of paid subscriptions this Spring semester, growing threefold versus Spring 2022. We remain on track to achieve our 2023 guidance and are confident in our ability to meet our financial expectations for the medium term. Our intention is to commence a buyback to repurchase £300m of shares in the second half of 2023.

We will hold a briefing call at 12.00pm (BST) today with CEO, Andy Bird, Tom Ap Simon, President of Higher Education and Virtual Schools, Giovanni Giovannelli, President of English Language Learning and Mike Howells, President of Workforce Skills.

Conference Call:

Participants may call the following numbers, 10 - 15 minutes before conference start.
United Kingdom:  +44 (0) 207 107 0613
United States: +1 (1) 631 570 56 13
ID Number: 42653186

Other international numbers available here.

Webcast link: https://www.investis-live.com/pearson/64527598900ed614001919c9/idda

Contacts

Investor Relations	Jo Russell James Caddy Gemma Terry Brennan Matthews	+44 (0) 7785 451 266 +44 (0) 7825 948 218 +44 (0) 7841 363 216 +1 (332) 238-8785

Teneo	Charles Armitstead	+44 (0) 7703 330 269

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 09 May 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary